J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

May 29, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Russell Mancuso, Branch Chief
Geoff Kruczek, Staff Attorney

Re:                     Nevro Corp.

                  Registration Statement on Form S-1

                  Registration No. 333-204270

Ladies and Gentlemen:

Pursuant to Rule 461of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Nevro Corp. (the “Company”) for acceleration of the effective date of the above-referenced registration statement so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on June 2, 2015, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we, as representatives of the several Underwriters, wish to advise you that there will be distributed to each Underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply, and each Underwriter and dealer has advised the undersigned that it has complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
MORGAN STANLEY & CO. LLC
Acting severally on behalf of themselves and the several Underwriters

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Vice President

By:	MORGAN STANLEY & CO. LLC

By:	/s/ David Lederman
Name:	David Lederman
Title:	Vice President

[Signature page to Underwriters’ Acceleration Request]